UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant’s name into English)

Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [  ]

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR SHAREHOLDERS
Our focus in 2008 is to set the foundation for growth in our traditional markets of cement and coal and minerals, and to expand our horizons to adjacent industries. I am pleased to report we made significant strides in these areas during our first quarter of 2008. As it has been only six weeks since my last letter to shareholders, I will focus on our first-quarter results and why they serve as indicators of the strength of our strategy.
     I would like to summarize our operating results for the first quarter of 2008 and note that encouraging growth trends have continued. With this report we are including pro forma results, i.e., results excluding an unrealized currency loss on certain cash held for investment in future business growth. While we have discussed our currency strategy in the recent investor meetings in the US and Europe, we have not discussed this strategy in our filings, and therefore will provide a more detailed explanation herein. We believe the pro forma presentation assists investors in comparing our Company’s operating performance on a consistent basis.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FIRST-QUARTER OPERATING RESULTS
On a first-quarter comparative basis of 2008 over 2007, revenues were up 28%; order intake was up 91%; backlog was up 74%; pro forma net income was up 54% and pro forma earnings per share (diluted) were up 54%.
     For the quarter ended March 31, 2008, KHD reported revenues of $136.8 million, a 28% increase over $106.9 million for the first quarter of 2007. Net income for the first quarter of 2008 on a pro forma basis was $13.1 million, an increase of 54% over $8.5 million for the same period of 2007. Earnings per share (diluted) on a pro forma basis were $0.43, an increase of 54% over $0.28 for the first quarter of 2007. Reported net income (including the after-tax currency translation loss of $5.6 million) was $7.4 million, a decrease of 12% over the $8.5 million for the same period of 2007. Reported earnings per share (diluted) were $0.24, a decrease of 14% over the $0.28 for the first quarter of 2007.
     The number of shares issued and outstanding for the quarter ended March 31, 2008 was 30,234,237, and the weighted average number of shares was 30,528,155 on a diluted basis.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled.
     Order intake for the quarter ended March 31, 2008 was $288.4 million, an increase of 91% over the first quarter of 2007; 61% of the first quarter order intake came from the emerging Russia/Eastern Europe region and 29% from the emerging Asian region.
     Order backlog as of March 31, 2008 was $1.1 billion, up 74% over the first quarter of 2007. The majority of the order backlog is in the world’s emerging economies: 36% in Russia/Eastern Europe, 28% in the Middle East and 27% in Asia.
     At the end of the first quarter of 2007, KHD had $419.4 million in cash, cash equivalents, short-term cash deposits and short-term securities. The current working capital ratio was 1.56. Shareholders’ equity rose to $316.3 million, and the long-term debt-to-equity ratio was 0.05.
CURRENCY EFFECTS
     At the year-end the majority of our cash was held in our European subsidiaries in Euros. During the first quarter of 2008 we completed an analysis of our cash requirements for the business. This analysis also considered the extent of advance payments from customers and our

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

banker’s requirements that we maintain a certain balance sheet structure. We concluded that a portion of our cash is available for investment in future business growth. In our year-end earnings call we explained our planned strategic initiatives to reinvest cash in the business. We concluded that cash required in the business should remain in the currency most commonly used by our operating subsidiaries while cash available for investment should be converted into our reporting currency, US dollars. We therefore converted Euros into US$100 million in our European subsidiaries. The advantage of this approach is that our cash set aside for reinvestment in the business does not fluctuate as exchange rates move. The disadvantage is that GAAP requires us to record unrealized losses and gains on these funds as they are held in companies with functional currencies other than dollars.
     In March 2008 the Euro appreciated against the US dollar, resulting in an unrealized foreign exchange loss of $8.1 million before tax. The after-tax unrealized exchange loss amounts to $5.6 million. Subsequent to March 31, 2008, this unrealized exchange loss reduces by approximately half to $2.8 million, net of income tax, at an exchange rate of Euro to US dollar at $1.53.
     In our opinion these unrealized foreign exchange losses do not affect the underlying performance of our business. We have therefore presented pro forma net income which excludes the effects of this unrealized foreign exchange loss. We believe that this presentation provides our shareholders with a more useful comparison of the ongoing operational performance of the business.
PERFORMANCE
Our margins for the first quarter of 2008 were 18.4% versus 18.8% in the first quarter of 2007. We have had substantive discussions regarding margins in our investor conference calls, recent shareholder letters and in the April investor meetings in the US and Europe. We have explained the recent market trends toward larger projects with increased pass-through revenues resulting in lower margins. This decrease in our margins, for the first quarter 2008, is partially offset as a result of the completion of warranty periods on several projects at better than historical experience resulting in the release of provisions on warranty expiration.
     KHD’s general and administrative expenses increased to $12.8 million compared to $9.5 million in the first quarter of 2007. This reflects the variable costs relating to increased business activity. In addition a large proportion of our expenses are incurred in currencies other than the US dollar; a weakening of the US dollar therefore increases our reported expenses.
     Finally, our first-quarter pro forma return on revenue increased from 7.9% in 2007 to 9.5% in 2008.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CEMENT
Cement revenues for the first quarter increased from $93.3 million in 2007 to $114.8 million in 2008.
CEMENT ORDER INTAKE
Cement order intake for the first quarter of 2007 was $123.1 million. This increased by 112% to $260.7 million in 2008. In the first quarter of 2008, the Russian/Eastern Europe and Asian markets accounted for over 90% of the order intake.
CEMENT BACKLOG
Cement order backlog was up 72% to just over $1.1 billion at the close of the first quarter of 2008, compared to the close of the first quarter of 2007. Over 90% of this contracted backlog is in the emerging economies of Russia/Eastern Europe, Asia and the Middle East.
COAL AND MINERALS
Coal and minerals business accounted for revenues of $22 million in the first quarter of 2008, a 61% increase over the $13.6 million recorded in the first quarter of 2007.
COAL AND MINERALS ORDER INTAKE
Long-term order intake and backlog trends continue to show the strength of this market. KHD’s current first quarter order intake for coal and minerals was $27.7 million, an increase of 3% over the corresponding period in 2007. In 2008 coal and minerals order intake has had significant awards in North America, Russia and the CIS.
COAL AND MINERALS BACKLOG
With the extraordinary order intake in recent quarters, the coal and minerals backlog at the close of the first quarter of 2008 was a record $104.5 million, an increase of 93% over the corresponding period of 2007. This is a direct result of the strategic technology partnering initiatives.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Coal Plant - Fankechuang, China

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PRESIDENTÕS REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

PROGRESS OF THE 2008 FOCUS
Foundation for Growth in Traditional Markets
Effectively managing KHD’s recent growth and globalization required restructuring of the company’s organization and processes and this has been discussed at length in the letters to shareholders over the past eight quarters. A key element of this restructuring has been the recent establishment of specific divisions, i.e. Cement, Coal and Minerals and Construction and the appointment of heads for each of these business units. Further, our CFO has begun designing and implementing programs to accommodate the growth and optimize our accounting, treasury, finance and reporting systems.
     This team of key executives will work to position KHD in emerging markets to enhance the sustainability of our performance and returns to shareholders. A solid foundation for growth requires KHD be well positioned in the markets with the greatest potential for expansion. Infrastructure is the key driver of cement consumption around the world. The regions of the world with the greatest infrastructure demands are Asia, Russia and the Middle East. KHD has a significant position in each of these markets and has been maintaining and expanding its market share.
     KHD maintains that order intake and order backlog are important indicators of the strength of our core businesses. Since 2005, the percentage of our order intake from these three regions has grown from 73% of our total to 95% of our total order intake. Furthermore, in absolute terms, the order intake from these three regions has grown from $284.1 million in 2005 to $675.2 million in 2007. This value for the first quarter of 2008 alone was $273 million. At the same time the Americas have dropped from 15% of our order intake in 2005 to 6% in 2007.
     From an order backlog perspective, the key regions of Asia, Russia and the Middle East represented 76% of the backlog at the close of 2005 and 86% of the backlog at the close of 2007. In absolute terms, the backlog of these regions has grown from $241 million at the close of 2005 to $723 million at the close of 2007. At the close of the first quarter of 2008 the backlog from these regions stood at just over one billion dollars, representing 91% of our total backlog. At the same time the Americas have dropped from 14% of our order backlog in 2005 to 6% in 2007.
     These indicators demonstrate KHD is well positioned in the world markets with the greatest potential for growth, and has minimized its exposure in regions with faltering or weak economies. Our foundation is strong and we must focus on effectively managing our risks in execution, delivery, and pursuit of the most attractive opportunities.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Pyro-Jet Burner

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PRESIDENTÕS REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT MARCH 31, 2008

PROJECT	PROJECT LOCATION	SUBJECT
J.P. Himachal Grinding	Asia	Cement grinding plant with roller press
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Ciment Campulung	Eastern Europe	Kiln line with mill clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Grasim Kotpuli	Asia	Preheater, kiln and pyrofloor
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater, rotary kiln
Khoy Cement	Middle East	Clinker production line
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Ultratech Tadapatri	Asia	8,000 t/d cement plant, pyro section, cement grinding
Maras	Middle East	Kiln line 3,800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Mordow 3	Russia	Engineering and parts
Novotroizk	Russia	Engineering
Orissa Cement	Asia	4,000 t/d kiln line
Lafarge Askaka	Africa	Coal mill
Hanson Permanente	N/S America	2 Mill shells
Lafarge Mejia	Asia	Grinding plant
Asec	Middle East	Ball mill with slide shoe bearing
Carbossulcis	Europe	Pneuflot
Maas Jordan	Middle East	Tyre section, clinker cooler plant
Souk El Khamis	Africa	Clinker cooler upgrade
South Valley	N/S America	Spares kiln line 5,000 t/d
LCC Benghazi 3	Africa	Rehabilitation of kiln section
Sichuan Yadong II	Asia	Kiln line 4,200 t/d
Hubei Yadong	Asia	Kiln line 4,200 t/d
Orient Cement Devapur I & III	Asia	Roller press 13+ roller press 16
Grasim Aligarh	Asia	Grinding line, roller press and VSK separator
Raysut IV	Middle East	2 Roller press 7, separator, pyro floor, water treatment
Deccan Cement	Asia	Pyro process and grinding
Ultratech (Awarpur)	Asia	Coal washery with batac jig and cyclones
Ultratech (Hirmi)	Asia	Coal washery with cyclones
Broceni Kiln 5	Eastern Europe	Engineering, preheater
Lukavac	Eastern Europe	Clinker production line 2,000 t/d
Denizli	Middle East	Mill upgrade with roller press
Eagle Mountain	America	New line expansion
Cemex Yaqui	N/S America	Kiln line 3,500 t/d
Jaypee Group	Asia	Pyro process and grinding
Chettinad Cement — Orient	Asia	Grinding line with roller press and upgrade cooler

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT MARCH 31, 2008

PROJECT	PROJECT LOCATION	SUBJECT
Cemex Bayano	N/S America	Kiln line 3,500 t/d preheater tertiary airduct system
Bhusan Power & Steel	Asia	Coal washery plant
S.V. Power Coal Washery	Asia	Coal washery plant
Adanac	N/S America	2 Roller press
Ashaka Lignite	Asia	Grinding line
AKCC Al Katrana	Middle East	Cement production line 5,000 t/d
Hasanoglan	Middle East	Clinker production line 2,500 t/d
Himachal II	Asia	Kiln line 6,000 t/d
Sengilej	Russia	Cement production line 3,000 t/d
Jaypee Cement	Asia	Grinding line
Shree Cement	Asia	Grinding line
Jindal Stainless Ltd	Asia	Coal washery plant
RP Vasilkovka	Russia	2 Roller press
Sibirski	Russia	2 Roller press
Krasnojarsk	Russia	Automation system
JSW Cement (Jindal)	Asia	Grinding line with roller press and separator
Sangwon	Middle East	Cement plant 2 lines
Cemex Poland	Eastern Europe	Pyro processing line 8,000 t/d
Duro Felguera II	N/S America	Mims permos 14x
Severstal	Russia	Slurry coal benefication
Bhusan Steel Ltd	Asia	Coal washery plant
JSW Cement	Asia	9 Roller presses and pyro line
LLC Benghazi 3	Africa	Rehabilitation and modernization
Sichuan Yadong II	Asia	Kiln line 4,200 t/d
Hubei Yadong	Asia	Kiln line 4,200 t/d
Novotroizk 2	Russia	Pyro process and grinding
Novotroizk	Russia	Fabrication
Krasnoyarsk Cement	Russia	Automation system
Akmenes	Russia	Pyro process and grinding
Shree Pro line VII	Asia	Pyro processing line
Shree Grinding	Asia	Grinder
Dalmia Cement	Asia	Pyro process and grinding
Star Cement	Asia	Grinding
Vasilkovka	Eastern Europe	2 Roller press

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

BATAC - Listwjashnaja Plant, Russia

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PRESIDENTÕS REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

EXPANSION TO ADJACENT INDUSTRIES
In 2007 KHD introduced to shareholders its strategy of forming technology partnerships to expand the suite of services and products we offer our customers, particularly in our coal and minerals business. More recently, as the number and nature of these partnerships have expanded, we are now pursuing projects in technical areas with a customer base not traditionally served by KHD. While these new endeavors will require time and patience to achieve measurable results, the characteristics of the opportunities identified and being developed are most attractive.
     Just a few weeks ago KHD introduced to shareholders our strategy to leverage our knowledge and position in the Russian and CIS cement market to develop Design/ Build/Operate projects in the region. We are aggressively continuing our discussions with potential partners.
     In closing, our first-quarter results indicate KHD is on track to meet expectations for the year. However, to be successful we must execute effectively to convert order backlog into earnings, keep aggressive focus on our expansion efforts and continue to explore the landscape for attractive partnering and acquisition opportunities.

Respectfully Submitted, Jim Busche President and Chief Executive Officer

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(May 15, 2008)

The following discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2008 should be read in conjunction with our annual (as contained in our annual report on Form 20-F) and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our audited consolidated financial statements to U.S. GAAP, see Note 22 to our audited consolidated financial statements in our annual report on Form 20-F.

We are a foreign private issuer with a class of securities registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2007 and 2006 has been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on March 31, 2008.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of March 31, 2008. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets in which we operate, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the quarter ended March 31, 2008, we operated in two reportable business segments consisting of (i) an industrial plant engineering and equipment supply business and (ii) our interest in the Wabush iron ore mine.

Description of Our Industrial Plant Engineering and Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. We design and provide equipment that produce clinker, cement, clean coal, and minerals such as copper and precious metals. We offer detail engineering, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment. We have in excess of 1,200 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Royalty Interest — Wabush Iron Ore Mine

We participate in a royalty interest which will expire in 2055. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Iron Ore Mine is situated which commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake Minerals of Cdn$0.22 per ton on shipments of iron ore from the Wabush Iron Ore Mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2007, 2006 and 2005, 4.8 million, 4.1 million and 4.9 million tons of iron ore, respectively, were shipped from the Wabush Iron Ore Mine.

The Wabush Iron Ore Mine is operated by an unincorporated joint venture consisting of Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc., which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Iron Ore Mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the joint venture is not to be less than Cdn$3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of Cdn$1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.

Although no assurance as to the future production levels can be provided, since the operator of the Wabush Iron Ore Mine is owned by the joint venture of steel producers and traders, production from the mine has been generally maintained at relatively consistent levels.

Discontinued Operations

Disposition of Financial Services Operations

In December 2005, our board of directors passed a resolution to distribute the majority of our financial services business to our shareholders. Our board of directors determined that the separation of our financial services business from our industrial plant engineering and equipment supply business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries. In connection with the distribution, we ensured that we preserved our entitlement to Mass Financial’s exempt surplus earned in respect of our company and that inter-corporate indebtedness between our company and Mass Financial be eliminated in a tax-efficient basis. Pursuant to this resolution, we entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement with Mass Financial. At the time of the share exchange, our carrying amount of our investment in the Mass Financial group was $191.3 million (Cdn$218.8 million) (including a currency translation adjustments loss of $22.7 million). Our equity interest in Mass Financial was exchanged for preferred shares in Mass Financial and one of its subsidiaries with an exchange value of $168.6 million (Cdn$192.9 million).

Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of our company, except for MFC Corporate Services and our company’s interest in a resource property; and our company held all Class B preferred shares and Class A common shares in the capital of Mass Financial.

On January 31, 2006, we completed the distribution to our shareholders of the common shares of Mass Financial, our financial services business, into a separate company. We distributed all of the Class A common shares of Mass Financial to our shareholders by way of a stock dividend of a nominal amount.

Real Estate and Other Interests

In March 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit, a corporation governed by the laws of Barbados, contemplating an arrangement under Section 288 of the British Columbia Business Corporations Act, whereby, we agreed to transfer certain non-core real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. The arrangement was approved by our shareholders at our annual and special shareholders’ meeting held on July 27, 2007, and adjourned to August 3, 2007. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plant engineering and equipment supply business. The distribution of Austrian depositary certificates (or common shares of SWA Reit) did not significantly change the economic interests of our shareholders in the assets of our company.

September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. Since that time, we no longer hold any real estate interests. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million (Cdn$56.2 million), which also equalled to their book value.

Results of Operations

Summary of Three-Month Results

The following table provides selected financial information for three-month periods ended March 31, 2008 and 2007.

	March 31,		March 31,
	2008		2007(1)
(Unaudited)	(United States dollars in thousands, except per share amounts)

Revenues	$136,836		$106,908
Gross profit	25,207		20,128
Income from continuing operations	7,431		8,115
Pro forma income from continuing operations	13,064	(3)	8,115
Income from continuing operations, per share
Basic	0.25		0.28
Diluted	0.24		0.27
Net income(2)	7,431		8,480
Net income per share(2)
Basic	0.25		0.29
Diluted	0.24		0.28
Pro forma net income	13,064	(3)	8,480
Pro forma net income per share
Basic	0.44	(3)	0.29
Diluted	0.43	(3)	0.28

(1)	The disposition of our company’s real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our audited consolidated financial statements for the year ended December 31, 2007 included in our annual report on Form 20-F.

(2)	Including both continuing and discontinued operations.

(3)	Excluding unrealized foreign currency translation loss of $5,633, net of income tax, which was recognized by subsidiaries with functional currency other than U.S. dollars, on $100 million of funds held for investment in future business growth. See reconciliation of non-GAAP measures.

Reconciliation of Non-GAAP Measures

We have presented pro forma income from continuing operations, pro forma net income and pro forma income per share which exclude an unrealized foreign currency translation loss of $5,633, net of tax, incurred in subsidiaries with functional currency other than U.S. dollars, on $100 million of funds held for investment in future business growth. We believe these non-GAAP measures assist investors in comparing our company’s performance on a consistent basis without regard to unrealized non-cash foreign currency translation loss.

These non-GAAP measures are not calculations based on Canadian GAAP and should not be considered an alternative to income from continuing operations, net income, and net income per share in measuring our company’s performance. Investors should be cautioned that these non-GAAP measures may not be comparable to non-GAAP measures reported by other companies. A reconciliation of GAAP net income to pro forma net income is as follows:

	Income from		Net Income
	Continuing	Net	per Share
	Operations	Income	Basic	Diluted

Reported amount	$7,431	$7,431	$0.25	$0.24
Unrealized foreign currency translation loss on $100 million cash deposits held for future business growth	5,633	5,633	0.19	0.19

Pro forma amount	$13,064	$13,064	$0.44	$0.43

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	March 31,	December 31,		September 30,	June 30,
	2008	2007		2007	2007(1)
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$136,836	$163,498		$150,441	$159,544
Gross profit	25,207	25,875		20,551	19,405
Income from continuing operations	7,431	12,854		19,727	10,284
Income from continuing operations, per share
Basic	0.25	0.43		0.65	0.35
Diluted	0.24	0.42		0.64	0.34
Net income(2)	7,431	11,611	(3)	11,782	10,269
Net income per share(2)
Basic	0.25	0.39	(3)	0.39	0.35
Diluted	0.24	0.38	(3)	0.38	0.34

	March 31,	December 31,	September 30,	June 30,
	2007(1)	2006(1)	2006(1)	2006(1)
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$106,908	$164,743	$96,770	$80,868
Gross profit	20,128	27,835	15,444	12,944
Income from continuing operations	8,115	15,069	9,872	7,596
Income from continuing operations, per share
Basic	0.28	0.50	0.32	0.25
Diluted	0.27	0.49	0.32	0.25
Net income(2)	8,480	11,008	10,223	7,222
Net income per share(2)
Basic	0.29	0.37	0.33	0.24
Diluted	0.28	0.36	0.33	0.24

(1)	The disposition of our company’s real estate interests in September, 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements for the year ended December 31, 2007 included in our annual report on Form 20-F.

(2)	Including continuing and discontinued operations.

(3)	Including an extraordinary gain.

Three-Month Period Ended March 31, 2008 Compared to Three-Month Period Ended March 31, 2007

The disposition of our company’s real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our audited consolidated financial statements for the year ended December 31, 2007 included in our annual report on Form 20-F.

Based upon the period average exchange rates for the three-month period ended March 31, 2008, the United States dollar decreased by approximately 12.6% in value against the Euro and 14.3% in value against the Canadian dollar, compared to the period average exchange rates in 2007. As at March 31, 2008, the United States dollar had decreased by approximately 7.6% against the Euro but increased by 4.0% against the Canadian dollar since December 31, 2007. The depreciation of the United States dollar resulted in higher revenues and expenses since a significant portion of our revenues and expenses are in currencies that appreciated against the United States dollar.

In the three-month period ended March 31, 2008, total revenues from our industrial plant engineering and equipment supply business increased by 28% to $136.8 million from $106.9 million in 2007, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including the Middle East, India, Russia, Eastern Europe and Asia driven by GDP growth rates and infrastructure investments. The increase in revenues is associated with an increase in order intake during 2007 to $827.2 million. Order intake for the three-month period ended March 31, 2008 was $288.4 million. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly the Middle East, Asia, Russia and Eastern Europe. Backlog at the close of 2007 also increased to $919.4 million. Backlog at March 31, 2008 was $1.1 billion.

In the three-month period ended March 31, 2008, cost of revenues for our industrial plant engineering and equipment supply business increased to $111.6 million from $86.8 million in 2007. The increases in expenses reflect the increase in our revenues. Our gross profit margin was 18.4% and 18.8% for the three-month periods ended March 31, 2008 and 2007. Our margins are decreasing as a result of the geographic mix and larger scope of our projects, which included a larger portion of non-proprietary or pass-through equipment at a lower margin. This decrease in our margins, for the first quarter 2008, is partially offset as a result of the completion of warranty periods on several projects at better than historical experience resulting in the release of provisions on warranty expiration.

We also earned income of $4.0 million from our interest in a resource property in the three-month period ended March 31, 2008, as compared to $1.6 million for the same period in 2007. The income increased primarily due to a higher iron price and a higher shipment in tonnage.

General and administrative expenses, excluding stock based compensation, increased to $12.8 million for the three-month period ended March 31, 2008 from $9.5 million in 2007, an increase of 35.6%. The increase is primarily linked to an increase in our business activities particularly in connection with our administrative and supporting services to the expansion of business activities. In addition, as a large proportion of our expenses are incurred in currencies other than the United States dollar, a weakening of the United States dollar therefore increases our reported expenses. General and administrative expenses increased by approximately $1.4 million as a consequence of the weakening United States dollar.

In the three-month period ended March 31, 2008, net interest income increased to $4.5 million (interest income of $5.1 million less interest expense of $0.5 million) as compared to $2.1 million (interest income of $3.0 million less interest expense of $0.8 million) for the same period in 2007. The increase in interest income was a result of a higher cash position resulting from our profitable operations.

Other expense was $1.3 million for the three-month period ended March 31, 2008 compared to other income of $1.0 million for the same period in 2007. In the three-month period ended March 31, 2008, other expenses included realized and unrealized losses on trading securities of $3.2 million which were partially offset by $1.0 million net gains on derivatives.

Minority interests decreased for the three-month period ended March 31, 2008 to $43,000 from $1.6 million for the same period in 2007 as a result of our acquisition of an additional equity interest in KHD Humboldt Wedag International (Deutschland) AG, through the acquisition of all the shares of Sasamat.

During the first quarter of 2008, we completed an analysis of our cash requirements for the business. This analysis also considered the extent of advance payments from customers and our banker’s requirements to maintain a certain balance sheet structure. We concluded that a portion of our cash is available for investment in future business growth. We further concluded that cash required in the business operations is to be held in the currency most commonly used by our operating subsidiaries while cash available for investment should be held in our reporting currency of U.S. dollars. Based on the results of this evaluation, we converted Euros into $100 million in our European subsidiaries whose functional currency is Euros, not U.S. dollars. The advantage of this approach is that the cash set aside for reinvestment in the business does not fluctuate as exchange rates move. The disadvantage is that GAAP requires us to record unrealized losses and gains in income on these funds as they are held in companies whose functional currency is other than U.S. dollars.

In March, 2008, the Euro appreciated against the U.S. dollar resulting in a pre-tax unrealized foreign exchange loss of $8.1 million on the $115 million. The after tax unrealized exchange loss amounts to $5.6 million. In our opinion, these unrealized foreign exchange losses do not affect the underlying performance of our business.

In the three-month period ended March 31, 2008, our income from continuing operations was $7.4 million, or $0.25 per share on a basic basis ($0.24 per share on a diluted basis). Pro forma net income was $13.1 million (which is computed by adding the after tax unrealized foreign exchange loss of $5.6 million to our reported net income of $7.4 million), or $ 0.44 on a basic basis ($0.43 on a diluted basis). In the three-month period ended March 31, 2007, our income from continuing operations was $8.1 million, or $0.28 per share on a basic basis ($0.27 per share on a diluted basis) and income from discontinued operations was $0.4 million, or $0.01 per share on a basic and diluted basis.

The discontinued operations in 2007 only included the results from real estate interests.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements for the year ended December 31, 2007 included in our annual report on Form 20-F.

	March 31,	December 31,
	2008	2007
	(Unaudited, in millions)

Cash and cash equivalents	$398.1	$354.4
Total assets	861.2	789.3
Long-term debt, less current portion	14.9	13.9
Shareholders’ equity	316.3	307.2

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. In addition to our operational needs we have set aside $100 million for investment in future business growth. Our cash is deposited in highly rated banks located principally in Austria and Germany. The largest portion of the cash is denominated in Euros, the currency of our major operating subsidiaries, and the balance is held in U.S. dollars.

As at March 31, 2008, our total assets increased to $861.2 million from $789.3 million as at December 31, 2007, primarily as a result of an increase in business activities and a favourable translation effect arising from a weaker United States dollar against the Euro. At March 31, 2008, our cash and cash equivalents were $398.1 million, compared to $354.4 million at December 31, 2007. We also had short-term cash deposits of $9.2 million at March 31, 2008, which have remaining maturities of greater than 90 days. The increase in our cash position is primarily due as a result of strong business performance and a stronger Euro against the U.S. dollar. As at March 31, 2008, we had short-term securities of $12.1 million, compared to $15.5 million as at December 31, 2007. As at March 31, 2008, our cash and cash equivalents included highly liquid money market funds aggregating $5.3 million. As at March 31, 2008, our long-term debt, less current portion, was $14.9 million, compared to $13.9 million as at December 31, 2007.

As at March 31, 2008, we have credit facilities of up to a maximum of $368.3 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of March 31, 2008, $235.6 million (December 31, 2007: $187.1 million) of the available credit facilities amount had been committed and there are no claims outstanding against these credit facilities. As at March 31, 2008, cash of $27.8 million has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% for issuing bonds. We are in compliance with covenants as stipulated in the credit facilities.

As at March 31, 2008, we had debt maturities of $nil in 2008 and $2.1 million in 2009. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Note 13 to our consolidated financial statements included in our annual report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Changes in Financing and Capital Structure

We finished the three-month period ended March 31, 2008 with a cash balance of $398.1 million and working capital of $254.8 million. There were no significant share issuances during the three-month period ended March 31, 2008.

Operating Activities

In 2007, operating activities provided cash of $130.1 million, compared to $50.0 million in 2006. In general, the increase in the cash flows from operating activities in 2007 from 2006 is primarily associated with an increase in our business activities and earnings. An increase in restricted cash used cash of $5.8 million in 2007, compared to a decrease of restricted cash which provided cash of $7.4 million in 2006. A decrease in receivables provided cash of

$11.3 million in 2007, compared to $31.9 million used in 2006 resulting from an increase in receivables. An increase in inventories used cash of $28.1 million in 2007, compared to $44.7 million in 2006. An increase in accounts payable and accrued expenses provided cash of $6.7 million in 2007, compared to $44.7 million in 2006. An increase in progress billings above costs and estimated earnings on uncompleted contracts provided cash of $76.9 million in 2007, compared to $51.8 million in 2006. A decrease in advance payments received from customers used cash of $0.6 million in 2007, compared to $14.8 million in 2006. An increase in income tax liabilities provided cash of $7.8 million in 2007 and 2006. An increase in contract deposits, prepaid and other used cash of $6.7 million, compared to $11.1 million in 2006.

During the three-month period ended March 31, 2008, operating activities provided cash of $32.4 million, compared to using cash of $13.4 million in the comparative period in 2007. Net income after adding back unrealized foreign currency losses and the increase in progress billings above costs and estimated earnings on uncompleted contracts were the prime contributors to the cash provided by the operating activities in the current period.

We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.

Investing Activities

During the year ended December 31, 2007, investing activities used cash of $11.7 million, compared to cash of $15.8 million provided in 2006. We used $7.8 million in acquiring subsidiaries in 2007, compared to $7.9 million in 2006. Capital expenditures were $3.5 million and $2.5 million in 2007 and 2006, respectively.

During the three-month period ended March 31, 2008, investing activities used cash of $1.8 million, compared to $0.6 million in the comparative period in 2007. We did not have significant investing activities in either period.

Financing Activities

Net debt repayment used cash of $2.8 million in 2007, compared to net borrowings providing cash of $11.5 million in 2006.

We received $8.8 million as a result of the exercise of stock options during the year ended December 31, 2007. We used $5.4 million in connection with the distribution of SWA Reit. Net cash provided by financing activities was $0.6 million in 2007, compared to $11.6 million in 2006.

During the three-month period ended March 31, 2008, financing activities provided cash of $16,000, compared to $118,000 in the comparative period in 2007. We received $131,000 as a result of the exercise of stock options in the current period.

We had no material commitments to acquire assets or operating businesses at December 31, 2007 or March 31, 2008, except as described under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. Foreign currency transaction losses or gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income. As our revenues are also received in Euros and Canadian dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros and Canadian dollars during that period.

In the three-month period ended March 31, 2008, we reported approximately a net $0.5 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment gain at March 31, 2008 was $96.2 million, compared to $95.7 million at December 31, 2007. The currency translation adjustment gain or loss did not have impact on our consolidated income statement.

In the three-month period ended March 31, 2008, we reported a net $8.4 million foreign currency transaction loss primarily related to the exchange loss on $100 million held by our European subsidiaries whose functional currency is Euros, not U.S. dollars.

We periodically use derivative foreign exchange contracts to manage our exposure to certain foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price and cash flow risks. We use derivatives to manage certain foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $29.9 million as of March 31, 2008 and the unrealized gains of $1.0 million on the foreign currency derivates were included in our other income during the three months ended March 31, 2008. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Inventories

Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies” in our annual report on Form 20-F. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in the results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Our investment in the preferred shares of Mass Financial and one of its subsidiaries is classified as an available-for-sale security. The preferred shares of Mass Financial and one of its subsidiaries do not have a quoted market price in an active market, and we used a financial valuation process to determine their fair value. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required. Certain warranty costs are included in long-term portion as the warranty is for a period longer than 12 months.

Pension Benefits

Our industrial plant engineering and equipment supply business in Europe maintains defined benefits plans for its employees who were employed prior to year 1997. Employees hired after 1996 are generally not entitled to such benefits. The employees are not required to make contribution to the plans. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial reports are prepared every year as at December 31. The reports are compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred tax assets which are comprised primarily of tax loss carryforwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carryforwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

If we believe that it is more likely than not that some of these deferred tax assets will not be realized, based on currently available information, an income tax valuation allowance is recorded against these deferred tax assets.

If market conditions improve or tax planning opportunities arise in the future, we will reduce our valuation allowances, resulting in future tax benefits. If market conditions deteriorate in the future, we will increase our valuation allowances, resulting in future tax expenses. Any change in tax laws, particularly in Germany, will change the valuation allowances in future periods.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Note 1 and 22, respectively, to the consolidated financial statements in our annual report on Form 20-F.

Effective January 1, 2008, we adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, Financial Instruments — Disclosures, Section 3863, Financial Instruments —Presentation, Section 3031, Inventories and amendments to Section 1400, General Standards of Financial Statement Presentation. The adoption of these new accounting standards and amendments results in incremental disclosures and does not have any material impact on our financial position as of January 1, 2008.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. We did not have any guarantees outstanding as of December 31, 2007.

As at March 31, 2008, we had credit facilities of up to $368.3 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of March 31, 2008, $235.6 million of the available credit facilities amount has been committed and there are no bonding claims outstanding against the credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2007	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$—	$2,052	$11,868	$—	$13,920
Operating lease obligations	3,341	2,611	2,596	4	8,552
Purchase obligations(2)	227,602	—	—	—	227,602
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	—	4,931	—	—	4,931

Total	$230,943	$9,594	$14,464	$4	$255,005

(1)	Principal amounts only.

(2)	Purchases to complete our industrial plant engineering and equipment supply contracts which are accounted for by the percentage-of-completion accounting method.

(3)	Not including pension obligations.

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2007) during the three-month period ended March 31, 2008 that are outside the ordinary course of our business.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2008 and March 31, 2008, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

During the three-month period ended March 31, 2008:

(a)	we paid royalty expense of $0.2 million to an affiliate, which was included in income from interest in resource property;

(b)	we paid fee expenses of $2.2 million to affiliates and we recognized interest expense of $11,000 to affiliates; and

(c)	we recognized net investment income of $1.0 million on our investment in the preferred shares of former subsidiaries.

As at March 31, 2008, we had $0.4 million due from affiliates and $1.1 million due to affiliates.

Proposed Transactions

As part of our continued realignment of our business to focus on the expansion of our industrial plant engineering and equipment supply business, we have entered into negotiations with Mass Financial Corp. whereby we plan to enter into an arrangement with Mass pursuant to which, in a series of transactions, we would distribute to our shareholders a specified value associated with a portion of the preferred shares of Mass Financial, by way of capital reduction, in exchange for newly issued common shares of Mass Financial, with the specified value being limited by Mass Financial’s available exempt surplus and our paid-up capital. As consequence of the arrangement, on each distribution date our shareholders will effectively convert a portion of the value of their existing common shares of our company (represented by their indirect interest in the specified value of the preferred shares of Mass Financial held by our company) into the newly issued common shares of Mass Financial.

Outstanding Share Data

Our shares are listed on the New York Stock Exchange under the symbol “KHD”. Effective September 10, 2007, we effected a forward stock-split of our issued and outstanding common shares on the basis of two (2) common shares for every existing one (1) common share. As at March 31, 2008, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	30,234,237(1)

(1)	Based on our consolidated financial statements. This number did not include 5,612,883 common shares owned by four wholly-owed subsidiaries.

As at March 31, 2008, our company had the following options granted and outstanding:

Type	Number	Exercise Price	Expiry Date

Options	437,782	$13.06	May 17, 2016
Options	31,112	$15.90	December 14, 2016
Options	500,000	$21.09	April 11, 2017
Options	316,666	$26.85	May 17, 2017
Options	66,664	$29.25	June 28, 2017
Options	99,998	$31.28	December 4, 2017
Options	46,666	$30.31	December 14, 2017

Disclosure Controls And Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this report, being March 31, 2008. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the three-month period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Business

A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.

The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidential or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2008.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at March 31, 2008 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2008 and December 31, 2007
(United States Dollars in Thousands)

	2008	2007
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$398,133	$354,397
Short-term cash deposits	9,226	—
Securities	12,087	15,510
Restricted cash	27,788	24,116
Accounts receivable, trade	71,857	62,074
Other receivables	18,843	18,585
Inventories	132,372	124,980
Contract deposits, prepaid and other	38,744	33,775
Future income tax assets	893	825

Total current assets	709,943	634,262
Non-current Assets
Property, plant and equipment	3,546	2,957
Interest in resource property	31,262	32,865
Equity method investments	638	654
Future income tax assets	24,935	24,658
Investment in preferred shares of former subsidiaries	88,399	91,960
Other non-current assets	2,505	1,955

Total non-current assets	151,285	155,049

	$861,228	$789,311

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$152,567	$147,869
Progress billings above costs and estimated earnings on uncompleted contracts	245,853	184,830
Advance payments received from customers	16,971	9,190
Income tax liabilities	9,953	20,658
Accrued pension liabilities, current portion	2,386	2,205
Provision for warranty costs, current portion	27,446	31,503

Total current liabilities	455,176	396,255
Long-term Liabilities
Long-term debt, less current portion	14,943	13,920
Accrued pension liabilities, less current portion	33,527	30,981
Provision for warranty costs, less current portion	11,345	11,799
Deferred credit, future income tax assets	15,194	15,712
Future income tax liability	4,160	2,593
Other long-term liabilities	4,878	4,931

Total long-term liabilities	84,047	79,936

Total liabilities	539,223	476,191
Minority Interests	5,698	5,926
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	138,521	138,359
Treasury stock	(93,793)	(93,793)
Contributed surplus	5,350	4,319
Retained earnings	170,064	162,633
Accumulated other comprehensive income	96,165	95,676

Total shareholders’ equity	316,307	307,194

	$861,228	$789,311

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For Three Months Ended March 31, 2008 and 2007
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2008	2007

Revenues	$136,836	$106,908
Cost of revenues	111,629	86,780

Gross profit	25,207	20,128

Income from interest in resource property	3,966	1,554
General and administrative expense	(12,845)	(9,473)
Stock-based compensation — general and administrative	(1,063)	(398)

Operating income	15,265	11,811

Interest income	5,062	2,956
Interest expense	(519)	(844)
Foreign currency transaction gains (losses), net	(8,425)	534
Other income (expense), net	(1,342)	976

Income before income taxes and minority interests from continuing operations	10,041	15,433
Provision for income taxes:
Income taxes	(1,691)	(5,397)
Resource property revenue taxes	(876)	(363)

	(2,567)	(5,760)

Income before minority interests from continuing operations	7,474	9,673
Minority interests	(43)	(1,558)

Income from continuing operations	7,431	8,115
Income from discontinued operations, net of tax	—	365

Net income	7,431	8,480
Retained earnings, beginning of the period	162,633	176,742

Retained earnings, end of the period	170,064	185,222
Accumulated other comprehensive income	96,165	53,087

Total of retained earnings and accumulated other comprehensive income	$266,229	$238,309

Basic earnings per share
— from continuing operations	$0.25	$0.28
— from discontinued operations	0.00	0.01

	$0.25	$0.29

Diluted earnings per share
— from continuing operations	$0.24	$0.27
— from discontinued operations	0.00	0.01

	$0.24	$0.28

Weighted average number of common shares outstanding
— basic	30,234,127	29,466,382
— diluted	30,528,155	29,855,262

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Three Months Ended March 31, 2008 and 2007
(Unaudited)
(United States Dollars in Thousands)

	2008	2007

Net income for the period	$7,431	$8,480
Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	489	2,884

Other comprehensive income	489	2,884

Comprehensive income for the period	$7,920	$11,364

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended March 31, 2008 and 2007
(Unaudited)
(United States Dollars in Thousands)

	2008	2007

Cash flows from continuing operating activities
Income from continuing operations	$7,431	$8,115
Adjustments for:
Amortization and depreciation	870	848
Foreign currency transaction (gains) losses, net	8,425	(534)
Minority interests	43	1,558
Loss on short-term securities	3,239	105
Stock-based compensation	1,063	398
Future income taxes	830	3,781
Changes in operating assets and liabilities
Short-term cash deposits	(9,226)	—
Short-term securities	1,205	(33,616)
Restricted cash	(1,605)	(764)
Receivables	(3,330)	27,543
Inventories	2,657	(5,150)
Accounts payable and accrued expenses	(9,215)	(28,689)
Progress billings above costs and estimated earnings on uncompleted contracts, net	45,117	18,460
Advance payments received from customers	6,368	4,087
Income tax liabilities	(11,664)	(777)
Provision for warranty costs	(7,653)	1,058
Contract deposits, prepaid and other	(2,161)	(9,234)
Other	—	(552)

Cash flows provided by (used in) continuing operating activities	32,394	(13,363)
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(688)	(877)
Increase in interests in subsidiaries	(785)	—
Other	(310)	295

Cash flows used in continuing investing activities	(1,783)	(582)
Cash flows from continuing financing activities
Borrowings	—	118
Debt repayments	(115)	—
Issuance of shares	131	—

Cash flows provided by continuing financing activities	16	118
Cash flows provided by operating activities of discontinued operations	—	1,027
Cash flows used in financing activities of discontinued operations	—	(26)
Exchange rate effect on cash and cash equivalents	13,109	3,366

Increase (decrease) in cash and cash equivalents	43,736	(9,460)
Cash and cash equivalents, beginning of period	354,397	204,678

Cash and cash equivalents, end of period	$398,133	$195,218

Cash and cash equivalents at end of period consisted of:
Continuing operations	$398,133	$194,836
Discontinued operations	—	382
	$398,133	$195,218

Cash and cash equivalents	$392,792	$89,285
Money market funds and treasury bills	5,341	105,933

	$398,133	$195,218

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008
(Unaudited)

Note 1.  Basis of Presentation

The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousands (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.  Nature of Operations

The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. The Company also holds an interest in the Wabush iron ore mine in Canada.

In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”). KHDID, through its major subsidiaries, KHD Humboldt Wedag GmbH group of companies, together with the Company’s direct subsidiary, KHD Humboldt Wedag International Holding GmbH and its subsidiaries, are engaged in the business of industrial plant engineering and equipment supply business and specialize in the cement, coal and mineral industries. KHD Humboldt Wedag GmbH and KHD Humboldt Wedag International Holding GmbH, with their subsidiaries, are collectively known as “KHD” in these financial statements.

In March 2007, the Company’s board of directors passed a resolution to distribute its non-core real estate interests to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, SWA Reit and Investments (“SWA Reit”) entered into an arrangement agreement. Upon the closing of the arrangement, SWA Reit held certain non-core real estate interests and other assets of the Company. The record date of the distribution was September 25, 2007 at which time the Company effectively distributed, by way of reduction of capital in relation to its common shares, its ownership interest in SWA Reit and since then, the Company does not hold any real estate interests.

For reporting purposes, the results of operations of SWA Reit have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.

Note 3.  Accounting Policy Developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form.

The Company is in the process of assessing the impacts on itself of the Canadian convergence initiative.

Effective January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, Financial Instruments — Disclosures, Section 3863, Financial Instruments — Presentation, Section 3031, Inventories and amendments to Section 1400, General Standards of Financial Statement Presentation. The adoption of these new accounting standards and amendments results in incremental disclosures and does not have any material impact on the Company’s financial position as of January 1, 2008.

Note 4.  Earnings Per Share

Earnings per share data for the three months ended March 31 from operations is summarized as follows:

	2008	2007

Earnings from continuing operations available to common shareholders	$7,431	$8,115

	Number of Shares
	2008	2007

Basic earnings per share, weighted average number of common shares outstanding	30,234,127	29,466,382
Effect of dilutive securities
Options	294,028	388,880

Weighted average number of common shares outstanding — diluted	30,528,155	29,855,262

Note 5.  Stock-based Payments

There were no stock options granted during the period under review. Following is a summary of the changes in stock options during the period:

Outstanding at December 31, 2007	1,508,888
Granted	—
Forfeited	—
Exercised	(10,000)

Outstanding at March 31, 2008	1,498,888

Note 6.  Investment in Preferred Shares of Former Subsidiaries

As at March 31, 2008, the Company held all of the Series 2 Class B preferred shares in Mass Financial and preferred shares in one of its subsidiaries which have an aggregate carrying value of Cdn$127,866 and had a financial liability of Cdn$37,000 owing to Mass Financial. The Company and Mass Financial have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis. Accordingly, the financial asset and the financial liability were offset and the net amount of Cdn$90,866 was reported in the consolidated balance sheet. As a result of fluctuation of exchange rate between Canadian and U.S. dollars, the Company reported $88,399 and $91,960 as its investment in the preferred shares of former subsidiaries in the consolidated balance sheets as at March 31, 2008 and December 31, 2007, respectively. Since the investment in the preferred shares in the former subsidiaries is classified as available for sale, the related translation adjustment is included in the cumulative translation adjustment in accumulated other comprehensive income.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.  Financial Instruments

During the quarter, the Company implemented CICA Handbook Section 3862, Financial Instruments — Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The requirements of this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instrument — Recognition and Measurement, Section 3863, Financial Instruments — Presentation, and Section 3865, Hedges.

Section 3862 applies to the Company’s interim and annual financial statements relating to fiscal years beginning on January 1, 2007. The Company included certain qualitative and quantitative disclosures in its 2007 annual financial statements. Incremental disclosures required under CICA Handbook Section 3862 are included below.

(A)	An analysis of the age of financial assets that are past due as at the balance sheet but not impaired:

As at March 31, 2008, trade receivables of $18,201 were past due but not impaired. The aging analysis of these trade receivables as at March 31, 2008 is as follows:

Below 30 days	$—
Between 31 and 60 days	32
Between 61 and 90 days	18,168
Over 90 days	1

$18,201

As at March 31, 2008, trade receivables of $1,422 were impaired and an allowance for credit loss of $1,422 has been provided. The aging analysis of these trade receivables as at March 31, 2008 is as follows:

Below 30 days	$—
Between 31 and 60 days	—
Between 61 and 90 days	1,422
Over 90 days	—

$1,422

(B)	A maturity analysis for financial liabilities

As at March 31, 2008, financial liabilities (other than long-term debt) comprised:

Current liabilities: accounts payable and accrued liabilities	$152,567
Long-term other liabilities	4,878

$157,445

The remaining contractual maturities are analysed as follows:
Within one year	$152,567
Between one and two years	4,878

$157,445

As at March 31, 2008, the maturities of debt, including interest, are as follows:

Within one year	$420
Between one and two years	2,494
Between two and three years	13,131

$16,045

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(C)	A Sensitivity analysis of market risk

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

At March 31, 2008, if interest rates at that date had been 50 basis points (0.50% per annum) lower with all other variables held constant, after-tax net income for the three months ended March 31, 2008 would have been $1,178 lower, arising mainly as a result of lower net interest income. Conversely, if interest rates at that date had been 50 basis points (0.50% per annum) higher with all other variables held constant, after-tax net income for the three months ended March 31, 2008 would have been $1,178 higher, arising mainly as a result of higher net interest income. There would have been no material impact on the Company’s other comprehensive income. All of the Company’s long-term debt bears fixed interest rates.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments denominated in the functional currency. The Company operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and U.S. dollars.

The Company, through its subsidiaries whose functional currency is the Euro, held $100,000 for investment in future business growth. As a result of depreciation of U.S. dollars against Euro at March 31, 2008, the Company recognized a unrealized currency loss of $5,633, net of income tax, which was included in income statement. Had the Company not converted the Euros into $100,000, the Company would have recognized a net income of $13,064 for the three months ended March 31, 2008.

At March 31, 2008, if the U.S. dollar had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the three months ended March 31, 2008 would have been $8,498 lower. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $8,498 higher. The reason for such change is mainly due to certain U.S. dollar-denominated financial assets (including the $100,000 mentioned in the preceding paragraph) and liabilities held by entities whose functional currency is not U.S. dollars. There would have been no material impact on other comprehensive income in either case.

At March 31, 2008, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the three months ended March 31, 2008 would have been $2,075 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $2,075 higher. The reason for such change is primarily due to certain Euro-denominated financial assets and liabilities held by entities whose functional currency is not Euros. There would have been no material impact on other comprehensive income in either case.

Other price risk

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Group’s other price risk includes equity price risk with respect to the Group’s investments in securities. The Group does not hold any asset-backed securities.

At March 31, 2008, if the equity price in general had weakened 10% with all other variables held constant, after-tax net income for the three months ended March 31, 2008 would have been $829 lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, after-tax net income would have been $829 higher. There would have been no material impact on other comprehensive income in either case.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(D)	The Company had following items of income, expense, gains or losses on or arising from financial assets or financial liabilities during the three months ended March 31, 2008:

Interest income on financial assets not classified as held for trading	$2,081
Interest income on financial assets classified as held for trading	2,981

Total interest income	$5,062

Interest expense on financial liabilities not classified as held for trading	$512
Interest expense on financial liabilities classified as held for trading	7

Total interest expense	$519

Net losses on securities held for trading	$3,239

Note 8.  Segment Information

The Company currently operates two reportable business segments: industrial plant engineering and equipment supply, and resource property.

Summarized financial information concerning the segments is shown in the following tables:

	Three months ended March 31, 2008
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total
(Unaudited)

Revenues from external customers	$136,836	$—	$—	$136,836
Interest expense
External	471	—	48	519
Internal	—	—	314	314
Income from continuing operations before income taxes and minority interests	9,613	3,572	(3,144)	10,041

	Three months ended March 31, 2007
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total
(Unaudited)

Revenues from external customers	$106,908	$—	$—	$106,908
Interest expense
External	479	—	365	844
Internal	53	—	68	121
Income from continuing operations before income taxes and minority interests	15,190	1,381	(1,138)	15,433

The total assets were $861,228 and $789,311 at March 31, 2008 and December 31, 2007, respectively. There was no material change of total assets since December 31, 2007.

The two major customer groups of industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Three months ended March 31,
(Unaudited)	2008	2007

Cement	$114,804	$93,279
Coal and minerals	22,032	13,629

	$136,836	$106,908

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.  Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the three months ended March 31, 2008:

Three months ended March 31, 2008:

The Company paid royalty expense of $152 to an affiliate, which was included in income from interest in resource property. The Company paid fee expenses of $2,188 to affiliates. The Company recognized interest expense of $11 to affiliates.

The Company recognized net investment income of $1,009 on its investment in the preferred shares of former subsidiaries. The Company recognized equity income of $nil from an equity method investee.

As at March 31, 2008:

The Company had $410 due from affiliates and $1,060 due to affiliates.

News Release

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS
2008 FIRST QUARTER RESULTS

– Revenue up 28%; Order intake up 91%; Backlog up 74% tops $1.1 billion –
– New Environmental Group –

HONG KONG (May 15, 2008) . . . KHD Humboldt Wedag International Ltd. (NYSE: KHD) today announced results for the first quarter ended March 31, 2008. All dollar figures are in US dollars.

Revenue for the quarter was $136.8 million, a gain of 28 percent over 2007 first quarter revenues of $106.9 million. Pro forma net income for the period was $13.1 million or $0.43 per share diluted, an increase of 54 percent over the $8.5 million or $0.28 per share for the first quarter of 2007. Pro forma net income excludes a non-cash charge of $5.6 million, net of income tax, for an unrealized loss on currency held in US dollars in overseas banks, due to the rise in value of other currencies as compared to the US dollar. Net income including this unrealized currency loss for the period was $7.4 million or $0.24 per share diluted. For a reconciliation of net income and pro forma net income, see the consolidated statements of income included below.

Order intake for the quarter ended March 31, 2008 was $288.4 million, an increase of 91 percent over first quarter 2007, with 61 percent of the first quarter 2008 order intake coming from the emerging Russia and Eastern Europe region and 29 percent from the emerging Asian region.

The Company’s order backlog at March 31, 2008 was $1.1 billion, up 74 percent from the previous year’s first quarter, with 36 percent from Russia and Eastern Europe, 28 percent from the Middle East and 27 percent from Asia.

– MORE –

Contact Information:	Allen & Caron Inc. Joseph Allen (investors) 1 (212) 691-8087 joe@allencaron.com or Brian Kennedy (media) 1 (212) 691-8087 brian@allencaron.com	Rene Randall KHD Humboldt Wedag International Ltd. 1 (604) 683-8286 ex 224 randall.r@khd.de

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 FIRST QUARTER RESULTS
Page -2-

At March 31, 2008, the Company had $419.4 million in cash, cash equivalents, short-term cash deposits, and short-term securities. The current ratio was 1.56, and the long-term debt-to-equity ratio was 0.05.

CEO Jim Busche commented, “The first quarter of 2008 continued our trend of increasing revenue, backlog, order intake, continued strong cash flow and higher EPS, excluding currency effects.”

Margins for the first quarter were 18.4 percent, versus 18.8 percent in the first quarter of 2007. Mr. Busche said, “The completion of several project warranty periods with better than historic performance, resulted in the release of reserves held against those warranties, pushing our margins above expected levels.”

Our guidance on order intake and earnings per share for the full year 2008 which we gave in our April 2, 2008 news release has not changed. For the year 2008, we expect order intake to increase to $1.1 billion and earnings per share to be in the range of $2.05 to $2.15 for the year.

CFO Alan Hartslief commented, “During the first quarter we completed an analysis of our cash requirements, and concluded that a portion of our cash is available for investment in growth. Cash needed for the business is held in the currencies most commonly used by our operating subsidiaries, and we hold $100 million in US dollars in Europe. GAAP requires us to report unrealized losses or gains on these funds, since they are held by operations that use currencies whose functional currency is Euros, not US dollars. As a result of the appreciation of Euros against the US dollar, we reported unrealized losses for the period of $5.6 million, net of income tax. In our opinion these unrealized losses do not affect the underlying performance of our business. We are presenting pro forma net income and earnings per share that excludes the unrealized loss. We believe that this presentation provides our shareholders with a more useful comparison of the ongoing operations performance of our business.”

The US dollar declined against the Euro during the first quarter of 2008 by approximately 12.6 percent over the first quarter of 2007. The US dollar has, since the quarter end, strengthened somewhat against the Euro. The unrealized exchange loss reduces by approximately half to $2.8 million, net of income tax, at an exchange rate of Euro to US dollar at $1.53.

New Environmental Group

The Company also announced that it has established a new KHD Environmental Group, which will be headed by Dr. Robert Mathai. The Environmental Group will focus on:

•	Recovery of energy and waste heat,

•	Emissions reduction (for cement plants),

•	Energy savings, and

•	Waste treatment (for coal and minerals plants).

Mr. Busche commented, “For over 150 years KHD has had a proud tradition of technology leadership and product improvement at the forefront of our industry. We intend to continue that tradition, and are pleased to be in the environmental vanguard in these times of increased concern over environmental issues worldwide.”

Today at 10:00am EDT (7:00am PDT), a conference call will be held to review the Company’s results; this call will be broadcast live over the Internet at www.khdhumboldt.com or www.earnings.com. An online archive will be available immediately following the call and continue for seven days or to listen to the audio replay by phone, dial: 1 (888) 286 8010 using conference ID # 16408503. International callers should dial: 1 (617) 801 6888.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and minerals processing industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 FIRST QUARTER RESULTS
Page -3-

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in, the statements. No assurance can be given that any of the events anticipated by the forward- looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include, management’s current expectations estimates and assumptions about certain projects and the markets the Company operates in, are expressed or implied by the forward-looking statements, including, but not limited to: (1) a downturn in general economic conditions in Asia, Europe, the United States and internationally, (2) a decreased demand for the Company’s products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond the Company’s control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risks and Uncertainties” section in our Form 6-K filed with the Securities and Exchange Commission and our MD&A filed with Canadian security regulators.

– FINANCIAL TABLES FOLLOW –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 FIRST QUARTER RESULTS
Page -4-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
March 31, 2008 and December 31, 2007
(unaudited)
(U.S. Dollars in Thousands)

	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$398,133	$354,397
Short term cash deposits	9,226	—
Securities	12,087	15,510
Restricted cash	27,788	24,116
Accounts receivable, trade	71,857	62,074
Other receivables	18,843	18,585
Inventories	132,372	124,980
Contract deposits, prepaid and other	38,744	33,775
Future income tax assets	893	825

	709,943	634,262

Non-current assets
Property, plant and equipment	3,546	2,957
Interest in resource property	31,262	32,865
Equity method investments	638	654
Future income tax assets	24,935	24,658
Investment in preferred shares of former subsidiaries	88,399	91,960
Other non-current assets	2,505	1,955

	151,285	155,049

	$861,228	$789,311

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 FIRST QUARTER RESULTS
Page -5-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS (con’t)
March 31, 2008 and December 31, 2007
(unaudited)
(U.S. Dollars in Thousands)

	2008	2007

LIABILITIES

Current liabilities
Accounts payable and accrued expenses	$152,567	$147,869
Progress billing above costs and estimated earnings on uncompleted contracts	245,853	184,830
Advance payments received from customers	16,971	9,190
Income tax liabilities	9,953	20,658
Accrued pension liabilities, current portion	2,386	2,205
Provision for warranty costs, current portion	27,446	31,503

	455,176	396,255

Long-term liabilities
Long-term debt, less current portion	14,943	13,920
Accrued pension liabilities, less current portion	33,527	30,981
Provision for warranty costs, less current portion	11,345	11,799
Deferred credit, future income tax assets	15,194	15,712
Future income tax liability	4,160	2,593
Other long-term liabilities	4,878	4,931

	84,047	79,936

Total liabilities	539,223	476,191

MINORITY INTERESTS	5,698	5,926

SHAREHOLDERS’ EQUITY
Common stock	138,521	138,359
Treasury stock	(93,793)	(93,793)
Contributed surplus	5,350	4,319
Retained earnings	170,064	162,633
Accumulated other comprehensive income	96,165	95,676

	316,307	307,194

	$861,228	$789,311

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 FIRST QUARTER RESULTS
Page -6-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2008 and 2007
(unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	2008	2007

Revenues	$136,836	$106,908
Cost of revenues	111,629	86,780

Gross profit	25,207	20,128

Income from interest in resource property	3,966	1,554
General and administrative expense	(12,845)	(9,473)
Stock-based compensation	(1,063)	(398)

Operating income	15,265	11,811

Interest income	5,062	2,956
Interest expense	(519)	(844)
Foreign currency transactions gain (losses), net	(8,425)	534
Other income, net	(1,342)	976

Income before taxes from continuing operations	10,041	15,433
Provision for income tax:
Income taxes	(1,691)	(5,397)
Resource property revenue taxes	(876)	(363)

	(2,567)	(5,760)

Income before minority interests, continuing operations	7,474	9,673
Minority interests	(43)	(1,558)

Income from continuing operations	7,431	8,115
Income (loss) from discontinued operations, net of tax	—	365

Net income	$7,431	$8,480

Net income under GAAP	7,431	8,480
Unrealized foreign currency translation loss on cash held for investment, net of income tax	5,633	—

Pro forma net income	$13,064	$8,480

Diluted earnings per share
continuing operations	$0.24	$0.27
discontinued operations	—	0.01

	$0.24	$0.28

Pro forma diluted earnings per share
continuing operations	$0.43	$0.27
discontinued operations	—	0.01

	$0.43	$0.28

Weighted average shares outstanding — diluted	30,528,155	29,855,262

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 FIRST QUARTER RESULTS
Page -7-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FINANCIAL SUMMARY
As of March 31, 2008
(unaudited)
(U.S. Dollars in Thousands, Except per Share Data and Ratios)

Cash, cash equivalents and short-term cash deposits	$407,359
Short-term securities	12,087
Restricted cash	27,788
Working capital	254,767
Total assets	861,228
Shareholders’ equity	316,307
Book value per share	10.46
Current ratio	1.56
Long-term debt to equity ratio	0.05

# # # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/  James B. Busche
James B. Busche, Chief Executive Officer and President
Date: May 15, 2008